Press Release

Ahold reaches
agreement to
sell Deli XL to
Bidvest Group


Zaandam, The Netherlands, July 15, 2005 - Ahold today announced that agreement has been reached with Bidvest Holding BV. on the divestment of its Dutch delivered foodservice wholesale subsidiary Deli XL. The buyer is a wholly-owned subsidiary of The Bidvest Group Limited, a South Africa based, diversified company with a strong presence in the foodservice industry in the United Kingdom, Australia, New Zealand and South Africa.

The value of the transaction amounts to approximately EUR 140 million, consisting of a cash consideration, debt repaid to Ahold as well as assumed debt. Consultative procedures with unions and the representative bodies have been completed. The transaction is subject to the fulfillment of customary closing conditions including competition authority clearance. The transaction is expected to close in the third quarter of this year.

Deli XL is the leading delivered foodservice wholesaler in the Benelux, with consolidated 2004 net sales of Euro 819 million. Deli XL is especially strong in the institutional and catering segments of the foodservice market. Currently, Deli XL supplies over 60,000 products to around 34,000 customers including hospitals, company canteens, schools, hotels and restaurants. Deli XL employs approximately 2,100 staff in The Netherlands and Belgium.

Bidvest, with consolidated 2004 sales of EUR 6.7 billion, is an international services, trading and distribution company listed on the JSE Securities Exchange South Africa and operating on three continents. Bidvest employs 81,000 people worldwide.

The divestment of Deli XL is part of Ahold's strategic plan to restructure its portfolio to focus on retail activities in The Netherlands and to strengthen its financial position by reducing debt.

"The divestment of Deli XL marks an important step towards finalizing our divestment program," said Ahold President & CEO Anders Moberg. "Our strategy for the Dutch business is targeted on its retail activities. The investment and management attention needed to assume a greater role in European foodservice is inconsistent with this focus. We therefore believe that Deli XL's potential in the out of home food market can better be realized under an owner such as Bidvest. We are confident that this buyer is committed to pursue the further improvement and development of Deli XL and its staff."

                                                                         2005026

Ahold Corporate Communications: +31 (0)75 - 659 5720

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Disclaimer
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the expected divestment of Deli XL and the timing thereof, that Deli XL's potential can be better realized with the buyer and about the buyer's commitment to further improving and developing Deli XL and its staff. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forwardlooking statements include, but are not limited to, unexpected delays in the completion of the divestiture, inability to satisfy any closing conditions, actions or inactions of the competition authorities, other government regulators, the buyer and other third parties, market conditions and developments in the Dutch foodservice industry and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold NY, being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."



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